Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 4 DATED JULY 24, 2015

TO THE PROSPECTUS DATED APRIL 28, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 27, 2015, Supplement No. 2, dated June 10, 2015, and Supplement No. 3, dated July 6, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Estimated Net Asset Value Per Share and Addition of New Share Class

We have disclosed previously that we expect to announce an estimated net asset value per share, or estimated NAV per share, of our common stock in August 2015 based upon a valuation determined with the assistance of Duff & Phelps, LLC (“Duff & Phelps”), an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services. Duff & Phelps has been conducting appraisals of our real properties over the past several weeks and we currently anticipate that we will announce the estimated NAV per share of our common stock on August 14, 2015. The estimated NAV per share will ultimately and solely be the decision of our board of directors. In connection with the determination of the estimated NAV per share of our common stock, our board of directors, in its sole discretion, also may determine to change the offering price per share of our common stock to a price that is higher or lower than the current offering price per share of our common stock. We currently expect to announce any such change to the offering price at the time we announce the estimated NAV per share and the new offering price, if any, would take effect on August 17, 2015. We also have disclosed previously that we have been considering and evaluating our options with respect to the addition of a new share class to this offering and that our board of directors, in its sole discretion, may determine to reclassify shares of our common stock, as permitted by our charter. We presently anticipate that we will announce the addition of a new share class to this offering, which we expect will be referred to as Class T shares, on or around the time we announce the estimated NAV per share of our common stock. The additional class of shares of our common stock may be offered at a different price and may be subject to different fees and expenses than the shares currently being offered. Such differences may include, but not be limited to, lower up-front commissions and fees and ongoing fees paid after the time of the initial investment.